CONFIDENTIAL



                                                                    EXHIBIT 99.4



May 16, 2001



Microlog Corporation
20270 Goldenrod Lane
Germantown, Maryland 20876

Gentlemen:

This letter is to confirm the basis upon which Murdock Capital Partners Corp. ("Murdock Capital") is being engaged to provide investment banking advice and services to Microlog Corporation (the "Company") in connection with the Company's review and analysis of available financial alternatives consistent with its strategic objectives.

         1. Murdock Capital will be engaged as the Company's non-exclusive financial advisor to perform the following functions upon the terms and conditions of this agreement:

            (i) Analyze the Company and its prospects with a view to assisting the Company in developing a plan for carrying out its strategic objectives. In connection with such analysis and plan development, Murdock Capital will prepare and deliver a comprehensive financial valuation analysis of the Company and its business, which will be and remain the exclusive property of the Company.

            (ii) Assist the Company in identifying and evaluating alternatives and candidates for potential investments in the Company ("investments") and for potential management buy-out, acquisition, purchase, merger, sale of the Company, sale of assets or other substantially similar business combinations ("business combinations").

            (iii) Assist the Company in contacting potential candidates, which the Company and Murdock Capital mutually agree to be appropriate candidates for potential investments or a potential business combination. In rendering such services, Murdock Capital may provide such candidates with publicly available information about the Company and such non-public information as may be approved by the Company, subject to customary confidentiality agreements and compliance with applicable securities laws.

            (iv) Assist the Company in negotiations with identified candidates and assist counsel and independent accountants in structuring and carrying through to settlement any agreement which may be reached.

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If the Company requests, Murdock Capital will render a written valuation opinion to the Company's Board of Directors with respect to the fairness from a financial point of view to the stockholders of the Company or the Company, as applicable, of the consideration to be received in the investment or business combination, as of the date of the opinion. Murdock Capital's opinion will be in customary form and will be addressed solely to the Board of Directors of the Company. In connection with delivering such opinion, Murdock Capital's review of the Company and any investor or purchaser will be limited to information provided to Murdock Capital by the Company and, if appropriate, by such investor or investors, or purchaser or purchasers, and publicly available information, and the Company acknowledges that Murdock Capital will not be required to verify such information. Murdock Capital will render its opinion at the meeting of the Company's Board of Directors to finally consider the investment or business combination and will deliver a written copy of its opinion to the Board of Directors following such meeting.

Murdock Capital's opinion and any written or oral advice provided by Murdock Capital pursuant to this engagement will be treated by the Company as confidential, will be solely for the information and assistance of the Company and its advisors in connection with their consideration of an investment or business combination and will not be reproduced, summarized, described or referred to, or furnished to any other party or used for any other purpose, except in each case with Murdock Capital's prior written consent or as required by law. Murdock Capital understands that the Company may request that the opinion be disclosed and/or included in a registration statement and/or a proxy statement. Murdock Capital agrees that the Company may disclose the opinion and/or include a copy of the opinion in such documents and refer to it therein, provided that Murdock Capital approves all statements in such documents relating to Murdock Capital or the opinion and provided that the opinion is reproduced in full and any description of or reference to Murdock Capital or its opinion or any summary of its opinion or presentation is in form and substance reasonably acceptable to Murdock Capital and its legal counsel.

         2. As compensation for Murdock Capital's services hereunder, the Company agrees to pay to Murdock Capital the following fees:

            (i) A retainer of 40,000 shares of unregistered common stock, which the Company will register for resale by Murdock Capital as soon as is reasonably practicable after the date hereof. The Company will convey the unregistered shares to Murdock Capital within five 5 (five) business days after the execution and delivery of this agreement by Murdock Capital and the Company. Although it is not Murdock's intention to sell the shares prior to the expiration of 6 (six) months after the date hereof, for the purposes of collateral use, the shares may be sold, subject to applicable security laws, at any time after the later of: (a) the completion of the valuation analysis task cited in paragraph 1(i); and (b) the completion of the registration of the shares.

            (ii) In the event the efforts of Murdock Capital result in a consummated investment or business combination due to the activities of Murdock Capital as described in paragraphs 1(ii), 1(iii) and/or 1(iv), the Company shall pay or cause to be paid to Murdock Capital a success fee in the form of cash and equity at closing as follows:

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                  (a)   A cash success fee totaling 7% of the "Aggregate Value"
                        of the consummated investment or business combination. "Aggregate Value," for the purposes of consummated investment under this agreement, shall mean the gross proceeds received by the Company from a target or targets introduced to the Company by Murdock Capital that participate in the investment. "Aggregate Value" for the purposes of a consummated business combination under this agreement shall equal the value of the consideration received by holders of equity securities of the Company (including amounts paid to holders of options, warrants, and convertible securities) in the business combination (or in the case of a sale of assets, the consideration received for such assets), plus the value of any debt, capital lease, and preferred stock obligations directly or indirectly assumed, retired, or defeased in connection with the business combination or remaining on financial statements at closing, net of cash on the balance sheet. In the case of a business combination in which the consideration consists of another company's publicly traded stock, the price per share for purposes of valuing such common stock shall be computed based on the average closing price of such common stock over the 10 consecutive trading days up to and including the second trading day immediately preceding the closing of the business combination.

                  (b) Upon successful completion of (1) an investment in excess of $3 million, or (2) a business combination resulting in the sale of the Company, Murdock Capital shall receive additional shares equal to 1% (one percent) of the fully diluted total common stock (as defined in accordance with generally accepted accounting principles) of the Company or, if applicable, an equivalent amount (in terms of dollar value) of the equity securities of any successor entity.

            (iii) If Murdock Capital receives a success fee as provided in paragraph 2 (ii)(a), there shall be no additional charges for an opinion in accordance with Section 1 with respect to the fairness of the consideration to be received in connection with such investment or business combination.

            (iv) In the case where Murdock Capital's efforts result in the closure of a sales opportunity involving license fees or royalty payments, the Company will pay Murdock Capital the normal sales agent fee of 5% of the gross revenue realized from the opportunity, at the time of revenue recognition. Such a closure of a sales opportunity or any transaction other than an investment or a business combination shall not entitle Murdock Capital to any fees or other consideration under this agreement, including without limitation, a success fee under paragraph 2(ii).


         3. The term of Murdock Capital's engagement pursuant to this agreement will begin on the date hereof and shall terminate without further action on the earlier of (i) 6 (six) months after the date hereof, or (ii) the closing of a transaction in which Murdock Capital receives a success fee hereunder. However, either the Company or Murdock Capital may terminate this engagement earlier upon 30 days prior written notice. Any earlier termination of the engagement will not affect (i) the Company's obligation to pay Murdock Capital's fee pursuant to
Section 2(i) hereof or (ii) Murdock Capital's obligation to deliver the comprehensive financial valuation analysis of the Company and its business specified in Section 1(i) hereof.

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                  In addition, if at any time before 6 (six) months after the expiration or earlier termination of this engagement an investment or a business combination is consummated or the Company enters into a definitive agreement which subsequently results in the consummation of an investment or a business combination, and Murdock Capital identified and introduced the Company to the other party to such transaction regarding such transaction during the term of this engagement, then the Company will pay Murdock Capital the applicable success fee described in Section 2(ii).

         4. Murdock Capital shall comply with all applicable federal and state securities laws in connection with all activities pursuant to this agreement.

         5. Except as required by applicable law, Murdock Capital shall keep confidential all non-public information provided to it by or on behalf of the Company, and shall not disclose such information to any third party, other than to its employees, affiliates, agents and advisors that it determines have a need to know in order for it to perform its services hereunder.

         6. The terms and provisions of this letter are solely for the benefit of the Company and Murdock Capital and their respective successors, assigns, heirs and personal representatives, and no other person shall acquire or have any right by virtue of this letter. This letter shall be governed by, and construed in accordance with, the laws of the state of Maryland without regard to the principle of conflicts of law, and may be amended, modified or supplemented only by written instrument by the parties hereto.


         If the foregoing letter is in accordance with the Company's understanding of the terms of this engagement, please sign and return to Murdock Capital the enclosed duplicate hereof.

                                    Very truly yours,

                                    MURDOCK CAPITAL PARTNERS CORP.


                                    By:   /s/ Thomas M. Dean
                                       -----------------------------------------
                                          Thomas M. Dean
                                          Managing Director


Accepted and Agreed:

MICROLOG CORPORATION


By:      /s/ John C. Mears
   ---------------------------------
         John C. Mears
         President and CEO

Date:  May 16, 2001
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